                                                                      EXHIBIT 11

                        SYNTELLECT INC. AND SUBSIDIARIES
             SCHEDULE OF COMPUTATION OF NET INCOME (LOSS) PER SHARE
                    (in thousands, except per share amounts)


                                                                             Three Months Ended
                                                                                 March 31,
                                                                              ------------------
                                                                              1996          1995
                                                                              ----          ----
Net income (loss)                                                           $(1,083)      $   564
                                                                            =======       =======

Weighted average shares:
         Common shares outstanding                                           13,388        13,114
         Common equivalent shares representing shares issuable
              upon exercise of stock options (1)                                              676

              Total weighted average shares - primary                        13,388        13,790

Incremental common equivalent shares (calculated using the
     higher of end of  period or average market value (2)                        --            --

              Total weighted average shares - fully diluted                  13,388        13,790

Primary net income (loss) per common and equivalent share                   $  (.08)      $   .04
                                                                            =======       =======

Fully diluted net income (loss) per common and equivalent share (2)         $  (.08)      $   .04
                                                                            =======       =======

Additional adjustments to fully diluted weighted average shares (3):
         Total weighted average shares - fully diluted                       13,388        13,790
         Common equivalent shares representing shares issuable
               upon exercise of stock options (1)                                --            --
                                                                            -------       -------
              Total weighted average shares - fully diluted, as adjusted     13,388        13,790

Fully diluted net income (loss) per common and equivalent share, as         $  (.08)      $   .04
adjusted (3)                                                                =======       =======






- - ------
Notes:

(1) Amount calculated using the treasury stock method and fair market values.

(2) This calculation is submitted in accordance with Regulation S-K Item 601(b)(11) although not required by footnote 2 to paragraph 14 of APB Opinion No. 15 because it results in dilution of less than 3%. Incremental amounts are zero; calculation is shown for presentation purposes only.

(3) This calculation is submitted in accordance with Regulation S-K Item 601(b)(11) although it is contrary to paragraph 40 of APB Opinion No. 15 because it produces an anti-dilutive result.